GEO POINT TECHNOLOGIES, INC.

1510 E. Edinger Ave, Unit B

Santa Ana, CA 92705

Telephone (714) 665-8777

Telecopy (714) 665-8778

June 19, 2008

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 7010

Washington, DC 20549

Attention: Sean Donahue

Re:	Geo Point Technologies, Inc.

Registration Statement on Form 10

Filed April 21, 2008

File No. 000-53182

Dear Mr. Donahue:

Geo Point Technologies, Inc., hereby respectfully requests that the Securities and Exchange Commission permit the withdrawal of Geo Point’s registration statement on Form 10, filed on April 21, 2008, and amended on June 16, 2008, in order to prevent the registration statement from becoming automatically effective on June 21, 2008, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.

If you have any questions or concerns, please do not hesitate to telephone me at (714) 665-8777, or you may direct them to our outside counsel, Kevin C. Timken of Kruse Landa Maycock & Ricks, LLC, at (801) 531-7090.

Sincerely,

Geo Point Technologies, Inc.

/s/ William C. Lachmar

William C. Lachmar, President